BP AMOCO AND ARCO PREPARE FOR LITIGATION

Following the decision of the US Federal Trade Commission (FTC) to oppose the proposed combination of BP Amoco and ARCO, the two companies today reaffirmed their intention to pursue the issue in court.

The companies said in a joint statement: "We are surprised and disappointed that the FTC has rejected all efforts for a positive resolution. We have consistently been open to improvement of our original proposal. We have addressed the concerns of the State of Alaska. We have been, and remain, willing to discuss any reasonable options that might lead to a negotiated settlement.

"We regret that the only course now open to us is to resolve the issue through litigation but we believe we have a compelling case in support of our combination which we will argue vigorously in court."

The statement added: "Any suggestion that there is a special West Coast market for Alaskan crude oil that functions independently of world crude prices is without foundation. In fact, the proposed combination of our companies will drive down Alaskan production costs, making Alaskan crude oil more competitive in the world market.

"This fact was recognised in the charter agreement reached between the companies and the State of Alaska last December. West Coast consumers will benefit because BP Amoco has undertaken to continue ARCO's low-price, high-volume marketing strategy. Since there is no refining or marketing overlap between the two companies there should be no adverse competition issues concerning gasoline prices.

"Unfortunately, litigation will add needless time and cost to the combination process," the companies said. "The losers from this delay and uncertainty are the people and communities who are relying on the combination for future projects, jobs and commitments."

The proposed combination of BP Amoco and ARCO was announced on April 1, 1999 and was subsequently approved by the European Union and shareholders of both companies. An agreement was also reached with the State of Alaska committing the combined company to reduce its ownership of Alaska North Slope crude oil production as well as exploration acreage and interests in the Trans-Alaska Pipeline system and marine tankers.

In addition, BP Amoco assured California Governor Gray Davis that it would maintain ARCO's low-price gasoline marketing strategy, remove MTBE from gasoline a year ahead of the state's December 2002 deadline and substantially increase ARCO's contribution to $100 million over ten years to charitable and community causes in the state.